Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ACHIEVES OVER $1 BILLION OF GROSS AUCTION
PROCEEDS IN SECOND QUARTER AND INCREASES DIVIDEND
FOR IMMEDIATE RELEASE: August 8, 2008
VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces another record-breaking quarter, with quarterly gross auction proceeds exceeding $1 billion for the first time. Net earnings for the six months ended June 30, 2008 reached $62.3 million, or $0.59 per diluted weighted average share. Net earnings for the first half of 2008 would have been $55.0 million, or $0.52 per diluted share, had after-tax gains of $7.3 million on the sale of excess property been excluded. The Company has highlighted these gains because it does not consider them to be part of its normal operating results. This compares to net earnings of $44.1 million, or $0.42 per diluted share for the six months ended June 30, 2007, representing earnings growth of 25% over the first half of 2007. All dollar amounts are presented in United States dollars and all share and per share information reflects the three-for-one split of the Company’s common shares that occurred at the close of business on April 24, 2008.
Gross auction proceeds for the six months ended June 30, 2008 were $1.95 billion, 18% higher than gross auction proceeds for the first half of 2007. Auction revenues increased 21% to $197.2 million for the six months ended June 30, 2008 compared to the first six months of 2007. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.14% in 2008, compared to 9.88% in the first half of 2007.
The Company achieved gross auction proceeds of $1.16 billion in the second quarter of 2008, representing a 23% increase compared to the second quarter of 2007. Auction revenues were $115.8 million for the three months ended June 30, 2008, compared to $94.1 million for the second quarter of 2007. The Company’s auction revenue rate was 9.95% for the second quarter of 2008. Net earnings for the three months ended June 30, 2008 was $45.9 million, or $0.43 per diluted share. Had after-tax gains on the sale of excess property been excluded, net earnings would have been $38.6 million, or $0.37 per diluted share, which represented a 45% increase over the prior year.
Ritchie Bros. conducted 92 unreserved industrial auctions in 12 countries throughout North America, Europe, the Middle East, Asia and Australia during the first half of 2008. The Company set eight regional gross auction proceeds records during the period, including the largest auction in the Company’s history, held in February 2008 at the Company’s permanent auction site in Orlando, Florida with gross auction proceeds of $190 million.
During the first half of 2008, the Company had almost 140,000 bidder registrations at its unreserved industrial auctions, of which over 41,000 were successful buyers. In the first half of 2007, the Company had more than 129,000 bidder registrations, of which over 40,000 were buyers.
Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in the first half of 2008, selling almost 123,000 lots from over 18,000 consignments. In the first half of 2007, Ritchie Bros. sold almost 138,000 lots from over 17,000 consignments.
Although the Company’s auctions varied greatly in size over the 12 months ended June 30, 2008, the average Ritchie Bros. industrial auction attracted over 1,400 bidders who competed for more than 1,400 lots consigned by 193 consignors, generating average gross auction proceeds per industrial auction of $17.8 million (12 months ended June 30, 2007 – $15.9 million).
Almost $370 million worth of trucks, equipment, and other assets were sold using the Company’s rbauctionBid-Live internet bidding service during the first half of 2008. This is an increase of 21% over the online gross auction proceeds during the first half of 2007. More than 89,000 customers from almost 180 countries have now registered and received approval to use rbauctionBid-Live. Internet bidders represented approximately 26% of the total registered bidders at Ritchie Bros. industrial auctions for the six month period ended June 30, 2008, and they were the buyer or runner up bidder on approximately 29% of the lots offered online at these auctions. Since launching its internet bidding service in 2002, the Company has now sold over $2.1 billion of trucks, equipment, and other assets over the internet.
Peter Blake, the Company’s CEO, said: “Each year we have welcomed more bidders and more sellers from around the world to our auctions and that trend continued in the first six months of 2008. Many of the markets and regions we serve are experiencing challenging economic times, yet our auctions were, on average, larger than ever before. We proudly conducted our first billion-dollar quarter in Q2 and set a number of new company records, including our highest auction revenues, net earnings and earnings per share for one quarter. We are very pleased with these results because they are evidence of our success to date in executing our ongoing growth strategy, which emphasizes continual reinvestment in our people, places and processes. In the past six months we continued to lay the foundation for sustainable long-term growth by hiring and training more qualified sales and support personnel; expanding and improving our global network of auction sites; and investing in the development of more efficient and scalable business processes.”
The Company’s Board of Directors also announces the declaration of a quarterly cash dividend of $0.09 per common share payable on September 12, 2008 to shareholders of record on August 22, 2008, representing a 13% increase over the Company’s previous quarterly dividend.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which are the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 27 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, material handling, mining, forestry, petroleum, marine, and agricultural industries. The Company maintains a web site at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2008 first half financial results at 8:00am Pacific Time (11:00am Eastern Time) on August 8, 2008. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and growth opportunities. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; our ability to attract and retain key employees, develop additional auction sites and successfully complete our process improvement initiatives and other systems upgrades; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

	Six months ended	Six months ended
Consolidated Statements of Operations (USD thousands,	June 30, 2008	June 30, 2007
except share and per share amounts)	(unaudited)	(unaudited)
Gross auction proceeds	$1,945,515	$1,645,624

Auction revenues (1)	$197,216	$162,603
Direct expenses (1)	26,496	22,205

	170,720	140,398
Expenses
Depreciation and amortization	11,587	9,008
General and administrative	82,482	65,062

Earnings from operations	76,651	66,328

Other income (expense)
Interest expense	(514)	(706)
Interest income	2,346	3,498
Gain on disposition of capital assets	7,310	156
Other income	677	920

Earnings before income taxes	86,470	70,196

Income taxes	24,144	26,082

Net earnings (2)	$62,326	$44,114

Net earnings per share (2) (3)	$0.60	$0.42
Net earnings per share — diluted (2) (3)	$0.59	$0.42

Diluted weighted average shares outstanding (3)	105,730,812	105,032,169

Net earnings in accordance with GAAP	$62,326	$44,114
Less: after-tax gain on sale of property (2)	(7,295)	—

Adjusted net earnings	$55,031	$44,114

Adjusted net earnings per share (3)	$0.53	$0.42
Adjusted net earnings per share – diluted (3)	$0.52	$0.42

(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Net earnings for the six months ended June 30, 2008 included total gains of $8,304 ($7,295 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

(3)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	June 30, 2008	June 30, 2007
	(unaudited)	(unaudited)
Gross auction proceeds	$1,163,546	$945,256

Auction revenues (1)	$115,822	$94,054
Direct expenses (1)	16,381	14,640

	99,441	79,414
Expenses:
Depreciation and amortization	5,983	4,783
General and administrative	40,891	34,333

Earnings from operations	52,567	40,298
Other income (expense):
Interest expense	(144)	(380)
Interest income	1,061	2,191
Gain on disposition of capital assets	7,217	93
Other income	434	568

Earnings before income taxes	61,135	42,770

Income taxes	15,216	16,215

Net earnings (2)	$45,919	$26,555

Net earnings per share (2) (3)	$0.44	$0.25
Net earnings per share – diluted (2) (3)	$0.43	$0.25

Diluted weighted average shares outstanding (3)	105,772,717	105,213,993

Net earnings in accordance with GAAP	$45,919	$26,555
Less: after-tax gain on sale of property (2)	(7,295)	—

Adjusted net earnings	$38,624	$26,555

Adjusted net earnings per share (3)	$0.37	$0.25
Adjusted net earnings per share – diluted (3)	$0.37	$0.25

(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Net earnings for the three months ended June 30, 2008 included total gains of $8,304 ($7,295 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

(3)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

	June 30, 2008	December 31,
Selected Balance Sheet Data (USD thousands)	(unaudited)	2007
Current assets	$478,097	$237,185
Current liabilities	399,306	178,978

Working capital	$78,791	$58,207

Total assets	943,601	672,887
Long-term debt	44,509	44,844
Total shareholders’ equity	487,685	435,116

	Six months ended	Six months ended
Selected Operating Data (unaudited)	June 30, 2008	June 30, 2007

Number of industrial auctions	92	87
Number of agricultural auctions	110	146
Auction revenues as percentage of gross auction proceeds	10.14%	9.88%
Number of consignments at industrial auctions	18,786	17,321
Number of bidders at industrial auctions	139,864	129,112
Number of buyers at industrial auctions	41,248	40,672
Number of permanent auction sites	30	27
Number of regional auction units	8	10
For further information, please contact:
Jeremy Black
Director, Business Development
Corporate Secretary
Phone:      604 273 7564
Fax:          604 273 2405
Email:       ir@rbauction.com